

November 2, 2012

<u>Via E-mail</u>
Donald R. Sinclair
President and Chief Executive Officer
Western Gas Equity Partners, LP
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

> **Re:** **Western Gas Equity Partners, LP**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted October 18, 2012**
> **CIK No. 0001423902**
> **Western Gas Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2012**
> **File No. 001-34046**

Dear Mr. Sinclair:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>Prospectus Summary, page 1</u>

1. Please revise the graphic at the top of page 4 to also reflect the compound annual growth rate since the initial WES distribution for the second quarter of 2008.

2. We note your response to comment 28 in our letter dated October 12, 2012. Please include disclosure following the hypothetical annualized WES distributions graphic on

page 4 to the effect that the hypothetical distributions reflected in the graphic assume that WES GP does not exercise its right to limit or modify the incentive distributions. Please also provide a cross reference to the related risk factor on page 21.

Western Gas Equity Partners, LP Unaudited Pro Forma Available Cash for the Year Ended December 31, 2011 and the 12 Months Ended June 30, 2012, page 58

3. We note the disclosures throughout your filing, including the first sentence under the heading "WES's Cash Distribution Policy" on page 56, that WES is required to distribute all of its available cash to its partners on a quarterly basis. Please reconcile this disclosure to the fact that your table on pages 58-59 presents an excess of pro forma available cash of Western Gas Partners, LP over total pro forma distributions of Western Gas Partners, LP. Please consider revising the titles of the line items reflecting pro forma distributions to non-affiliated owners of WES and pro forma distributions to Western Gas Equity Partners, LP, or the related footnotes, to more clearly indicate, if true, that these pro forma distributions only reflect the minimum distributions from WES necessary to pay your annualized initial quarterly distribution of $114.2 million rather than reflecting the pro forma distributions that your unitholders could have received during these periods if WES had distributed all of its available cash.

Estimated Minimum Necessary WES Adjusted EBITDA, page 63

4. We note that the most recent period of historical financial statements included in this filing is the six months ended June 30, 2012; however, your forward looking projection of cash distributions is for the 12 months ended December 31, 2013. This results in a six month gap during which you have neither provided historical financial information nor provided projections. Please explain to us why you believe it is meaningful for your forward looking calculation of estimated minimum necessary WES adjusted EBITDA to be for the 12 months ended December 31, 2013 as this date is 18 months from your most recent balance sheet date and more than 14 months from the date of this filing. To help us better understand the reason for this presentation, please provide us with your estimate of when you will request effectiveness for this filing and when you will close this offering.

5. We note that you are presenting the minimum necessary Adjusted EBITDA that WES must generate to fund your annualized initial quarterly distribution. We also note your statement in the first paragraph on page 64 that management believes that WES's Adjusted EBITDA during 2013 will exceed the minimum necessary amount that is presented. Please expand the discussion of your assumptions to provide reasonable support for your belief that WES's Adjusted EBITDA will meet or exceed the minimum necessary Adjusted EBITDA amount presented. The mere fact that the minimum necessary Adjusted EBITDA amount is less than pro forma Adjusted EBITDA for the historical periods is not sufficient to provide insight into why management believes this

minimum Adjusted EBITDA amount is achievable. In providing these disclosures, you may wish to discuss projected throughput and contract pricing for 2013 and the basis for those projections as compared to the historical periods in addition to the minimum throughput needed to achieve the minimum Adjusted EBITDA. Alternatively, you may wish to discuss the minimum distribution from WES needed to make your initial annualized quarterly distribution as compared to the projected distribution from WES for the year ending December 31, 2013, including your reasons for assuming that level of distribution from WES.

6. We note your response to comment 15 from our letter dated October 12, 2012. Footnote 8 indicates that you believe the excess of estimated available cash of WES would be enough to permit you to pay the initial quarterly distribution if the offering size or price is increased. It is unclear from your current disclosure whether this excess of estimated available cash is exactly the amount needed if the offering size or price is increased as described or whether it is more than enough to cover the described increase. Please revise to clarify.

7. We note your response to comment 16 from our letter dated October 12, 2012. Please revise to disclose similar information in your filing as we believe it provides valuable insight to your investors.

8. We note that in footnote 2 you state that you have only assumed $26.1 million in borrowings under the WES RCF to fund expansion capital expenditures. Please explain to us how you determined this amount as you show $120.6 million in borrowings to fund expansion capital expenditures in the table on page 63.

9. We note that you anticipate funding a significant portion of the 2013 expansion capital expenditures with proceeds from this offering. Please revise footnote 7 to address the fact that this offering is likely to be a nonrecurring source of funds and discuss the implications this has on your ability to generate sufficient cash to pay the minimum annual cash distributions in future years. As part of your discussion, please disclose the amounts available for borrowing under your current debt facilities as of your latest balance sheet date and your projected availability as of December 31, 2013.

10. We read in footnote 8 that you have assumed that WES will pay a quarterly cash distribution of $0.48 per WES common unit for each quarter. However, we also note that on page 10 you state that on October 11, 2012, the board of directors of WES GP declared a cash distribution to its unitholders of $0.50 per unit for the quarter ended September 30, 2012. Please tell us how you considered updating this assumption.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 72

Liquidity and Capital Resources, page 96

Consolidated Historical Cash Flow, page 98

11. We note your response to comment 23 from our letter dated October 12, 2012 and your additions to your registration statement. While you have listed the items whose cash flows changed, contributing to the net change in your cash flows from operating activities, you still have not explained why these cash flows changed. For example, your discussion of interim operating cash flows does not provide any insight into why accounts receivable decreased during the first six months of 2012 but increased during the first six months of 2011. It is particularly unclear why your accounts receivable decreased during a period of higher revenue. As another example, your discussion of interim operating cash flows does not provide any insight into why accounts and natural gas imbalance payables and accrued liabilities increased by a lesser amount during the first six months of 2012 as compared to the first six months of 2011. Please revise to better explain the underlying reasons behind the changes in your cash flows and the variability in your cash flows.

Financial Statements for the Year Ended December 31, 2011, page F-7

General

12. We note your response to comments 23 and 31 from our letter dated October 12, 2012. Please confirm our understanding that you will update your financial statements to September 30, 2012 prior to requesting effectiveness for this registration statement.

Consolidated Statements of Income, page F-8

13. We note your response to comment 32 from our letter dated October 12, 2012. We understand your reasons for believing that the income from your equity method investments is integral to your operations and therefore properly included in operating income. However, we remain unclear as to why revenue is the appropriate classification within operating income. Please also tell us the effect that inclusion in revenue has on your gross margin and gross margin per Mcf.

Consolidated Statements of Cash Flows, page F-11

14. We note your response to comment 33 from our letter dated October 12, 2012 and your revisions to the Statements of Cash Flows such that you now seem to be double-counting contributions from and distributions to Anadarko by presenting it once in a gross

presentation and once in a net presentation. Please tell us how these two classifications differ and the types of items that would be included in each classification.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files on EDGAR, as we describe on our website at http://www.sec.gov/divisions/corpfin/guidance/drsfilingprocedures.pdf.

Western Gas Partners, LP

Form 10-K for the year ended December 31, 2011

General

15. In the interest of reducing the volume of comments that we issue, we have not repeated the comments that we issued on WGP's Form S-1 that also are applicable to WES's periodic reports. However, we expect you to apply all applicable comments to WES's periodic reports. Please confirm your agreement with this objective.

Financial Statements and Supplementary Data, page 90

Supplemental Quarterly Information, page 129

16. In future filings, please revise to disclose both net income (loss) and net income (loss) attributable to the registrant for each quarter within the last two fiscal years. See Item 302(a)(1) of Regulation S-K.

Please contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director